October 5, 2023

VIA E-MAIL

Nicole M. Runyan, P.C.
Brad A. Green, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
nicole.runyan@kirkland.com
brad.green@kirkland.com

       Re: 26North BDC, Inc., File No. 000-56594

Dear Ms. Runyan and Mr. Green:

        On September 7, 2023, you filed a registration statement on Form 10 on behalf of
26North BDC, Inc. (the    Company   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

         We note that the Company is voluntarily registering shares of common stock under
section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing
on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act section 12(g)(1). If our comments are not satisfactorily addressed
within this 60-day time period, you should consider withdrawing the Company   s
Form 10 prior
to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 Page 2     Explanatory Note

1. Please revise the bullet stating,    Our investments in prospective private
and middle market
   portfolio companies are risky, and we could lose all or part of our
investment    to reflect that
   losing all or part of    our    investment       means that an investor can
also lose all of part of their
   investment in the Company.

2. Within the bolded bullet points, please disclose, if applicable, that:

       x   Repurchases of common stock by the Company, if any, are expected to be very
           limited.
       x   The Company intends to invest primarily in privately-held companies for which very
           little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
       x   The privately-held companies and below-investment-grade securities in which the
           Company will invest will be difficult to value and are illiquid.
       x   The Company will elect to be regulated as a BDC under the 1940 Act, which imposes
           numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments.
       x   Distributions may be funded from borrowings, which may constitute a return of
           capital and reduce the amount of capital available to the Company for investment.
           Any capital returned to holders of shares through distributions will be distributed after payment of fees and expenses.
       x   The Company may pay distributions in significant part from sources that may not be
           available in the future and that are unrelated to the Company   s
performance. This
           may reduce an investor   s adjusted tax basis in the shares, thereby
increasing the
           investor   s potential taxable gain or reducing the potential
taxable loss on the sale of
           shares.

Page 4     Forward-Looking Statements

3. Please add disclosure that clarifies what you mean by,    the risks
associated with indemnity
   provisions in some of our agreements.

Page 8     The Company     26North BDC, Inc.

4. In the fourth paragraph, disclosure states that the Company may pursue a liquidity event,
   such as    (iii) a sale of all or substantially all of our assets either on a complete portfolio basis
   or individually to an unaffiliated third party or an affiliate followed by
liquidation.    Please
   tell us whether exemptive relief is required regarding a sale to an affiliate.

5. In the fifth paragraph, disclosure states that, if the Company does not consummate any
   Liquidity Event within seven years of the Reorganization, it may determine to offer
   Stockholders the option to restructure their investment by    exchanging all
or a portion of

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    their shares and any unfunded capital commitment in the Company for an interest in a vehicle that would seek to liquidate and distribute to its shareholders the proceeds of its investments over time as such vehicle is liquidated in an orderly manner. Please tell us why the Company would include unfunded commitments in a liquidating vehicle and whether such vehicle would be a liquidating trust subject to the Investment Company Act of 1940
   (   1940 Act   ).

Page 9     Formation Transactions

6. Please explain how the disclosure requirements of Article 6-11 of Regulation S-X will be met, including the supplemental financial information requirements. In your response, please include the fiscal year-end of the predecessor fund and explain what periods will be presented and whether the predecessor fund follows investment company accounting and values its investments in accordance with FASB ASC 820.

7. In the third paragraph, disclosure refers to the reorganization of a predecessor fund with and into the Company. Please provide additional information related to the Reorganization, including (i) whether the predecessor fund and the company are affiliates, and (ii) whether any exemptive relief is required in order to effect the Reorganization.

8. In the third paragraph, disclosure states that the Company expects to commence operations
   following the receipt of, among other things,    capital contributions in
connection with the
   initial drawdown.    Please tell us approximately when the initial drawdown
will occur.

Page 9     26North

9. In footnote 1, disclosure states that    Operating partners and senior
advisors are independent
   consultants and not employees of 26North. Any compensation or renumeration paid to operating partners and senior advisors in the form of retainers or similar guaranteed minimum amounts, or for services rendered to or on behalf of the Company, or an allocable portion thereof, are expected to be borne by the Company and will not offset (or otherwise reduce) any fees (including the Management Fee or Incentive Fee) or expenses payable by the Company.

       x   Please add disclosure that specifically explains who    operating
partners and senior
           advisors    are, what role they have with respect to the Company,
why the Company is
           bearing the expense of    services rendered,    and what such
services    will be.
       x   Please tell us whether services provided by    operating partners
and senior advisors
           will occur after the Company elects to be regulated as a business development company.
       x   Please clarify that such persons are not affiliated with the
Company.
       x   Please tell us where such fees are covered in an agreement or are otherwise disclosed
           to an investor.

       x   Please change    renumeration    to    remuneration.

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 Page 10     26North

10. In the second paragraph, disclosure makes a reference to    prospectus.
Please explain, and
    revise disclosure as needed, if 26North has an existing prospectus. We note that a registration statement filed on Form 10 is not a prospectus.

Page 11     Market Opportunity

11. In the first three paragraphs, disclosure refers to    National Center for
Middle Market Mid-
    Year 2022 report,    Cliffwater 2023 Q2 Report on U.S. Direct Lending,
and    data published
    by the Federal Deposit Insurance Corporation.    Please explain who the
entities are, whether
    the sources are publicly available and, if so, how investors can access the sources.

Page 12     Private Equity Returns Attract Investor Capital, Resulting in An
Increase in
Demand for Direct Lending

12. Disclosures states,    Demand for the asset class has been robust, with
record fundraising
    activity in 2021 and 2022, causing private equity dry powder to increase to an all-time high, according to data published by Bain in its Global Private Equity Report:
Private Equity
    Outlook in 2023.

       x   Please explain who the entity is, whether the source is publicly available and, if so,
           how investors can access the source.
       x   Please explain    dry powder    using clear, straightforward
language.

Page 12     Continuity of Senior Investment Team With Strong Track Record,
Augmented
by Found Ecosystem

13. In the first paragraph, disclosure states that certain individuals on the senior Investment Team have a history of generating strong returns for investors. Please be more specific or delete the sentence. As is, the disclosure highlights only the positive aspect.

Page 14     Due Diligence Process

14. In the first paragraph, disclosure states,    As the middle market loans in
which we intend to
    invest are exposed to loss of principal but have capped upside, the Adviser s due diligence process will focus on identifying risk in an effort to ensure that our investments are downside
    protected.    Please explain the relevance of    capped upside    and
downside protected    to the
    Company   s strategies and risks.

15. In the second paragraph, disclosure refers to due diligence regarding environmental, social,
    and governance (   ESG   ) issues. This is the first time that disclosure
refers to ESG, and it is
    unclear what role ESG plays in the Company   s investments. Please ensure
that disclosure
    throughout the registration statement is aligned with the Company   s
definition of ESG, as
    well as the description of related strategies and risks (e.g., see page
86).

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 Page 16     Management Fee

16. Please define the term    gross assets    for purposes of the management
fee calculation as the
    term is defined in the Investment Advisory Agreement attached as EX 10.1.

Page 16     Incentive Fee

17. Disclosure throughout the registration statement indicates that the Company will engage in total return swaps.
   x   Please confirm that the Company   s investment advisory agreement
addresses the
       treatment of total return swaps for purposes of the base management fee and the incentive fee calculations.
   x   Please confirm that the Company will look through the swap and count the reference
       assets as investments of the Company for purposes of computing the incentive fee.
   x   The Company must determine whether each loan underlying a total return swap is a
       qualifying or a non-qualifying asset for purposes of complying with section 55(a) under
       the 1940 Act. See, e.g., Item 8.6.c. of Form N-2. Please confirm that the Company will treat each loan underlying the swap as a qualifying asset only if the obligor on the loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.

18. Please consider disclosing a fee table that conforms to the requirements of
Item 3.1 of Form
    N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Page 23     Board Approval of the Investment Advisory Agreement

19. Please disclose what the Board concluded with respect to the information it is required to consider in approving the investment advisory agreement.

Page 23     Administration Agreement

20. Please state the fee payable under the Administration Agreement.

Page 25     Payment of Our Expenses under the Investment Advisory and
Administration
Agreements

21. Disclosure refers to costs of derivatives and hedging. Please add disclosure to the
    Company   s strategies and risks regarding such investment.

22. Disclosure refers to    costs incurred in connection with the formation or
maintenance of
    entities or vehicles to hold the Company   s assets for tax or other
purposes.    Please explain



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    what such vehicles or entities are, how they are structured, and what kind of accounting treatment they will receive.

Page 26     Expense Support and Conditional Reimbursement Agreement

23. Please modify the terms of the expense support and conditional reimbursement agreement to include the following terms: Recoupment of any waived expenses are conditioned on (1) an expense ratio (excluding management or incentive fees) that, after giving effect to the recoupment, is lower than the expense ratio (excluding management or incentive fees) at the time of the fee waiver or expense reimbursement, and (2) a distribution rate (exclusive of return of capital, if any) equal to or greater than the rate at the time of the waiver or reimbursement.

Page 28     Term

24. Disclosure refers to the possibility that the Company will issue preferred stock. Please confirm that the Company will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Page 28     Key Person Event

25. Disclosure states that,    during a Suspension Period, a majority of
Stockholders may elect to
    end the Suspension Period.    Please explain what you mean by    elect.

Page 33     Affiliated Transactions

26. Disclosure refers to exemptive relief regarding co-investments with other fund and accounts
    managed by the Company   s adviser and its affiliates. Please advise us of
the status of the
    exemptive application. If the application is pending, revise the disclosure throughout the registration statement to clarify that such relief has not yet been granted and may not be granted.

Page 46     Provisions in a credit facility or other borrowing may limit discretion in
operating our business and defaults thereunder may adversely affect our business, financial condition, results of operations and cash flows.

27. In the first paragraph, disclosure states, We intend to enter into one or more credit facilities or other borrowings, either directly or through one or more subsidiaries. Please tell us how the subsidiaries will be structured and what kind of accounting treatment they will receive.




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 Page 58     The Adviser   s liability is limited under the Investment Advisory
Agreement, and
we are required to indemnify the Adviser against certain liabilities, which may lead the
Adviser to act in a riskier manner on our behalf than it would when acting for its own account.

28. In the second and third sentences, please add a reference to    reckless
disregard of the duties
    involved in the conduct of [its] office    to align with section 17(i) of
the 1940 Act.

Page 68     Our investments in non-U.S. companies may involve significant risks in addition
to the risks inherent in U.S. investments.

29. Does the Company intend to invest in non-U.S. companies? If so, please add disclosure to the strategy section describing such investments. If not, please delete this foreign risk.

Page 72     To the extent original issue discount (OID) and payment-in-kind
(PIK) interest
income constitute a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

30. The risks of original issue discount (   OID   ) securities and PIK
instruments are discussed
    here (and these investments are referred to on pages 16 and 56 as an example of Pre-
    Incentive Fee Net Investment Income).
   x   Please ensure that instruments discussed in the risks and incentive fee sections are also
       discussed in principal strategies section.
   x   Please also add the following risks related to PIK and OID instruments, if applicable:
           o Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash.
           o The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan.
           o Even if the accounting conditions for income accrual are met, the borrower could
             still default when the Company   s actual payment is due at the
maturity of the
             loan.

Page 73     Risks Related to the Private Placement of Common Stock

31. In the first paragraph, disclosure states,    Failure by a Stockholder to
timely fund its Capital
    Commitment may result in some of its shares of Common Stock being forfeited or subject
    the Stockholder to other remedies available us.    In the second paragraph,
disclosure states,
       In addition to losing its right to participate in future drawdowns, a defaulting Stockholder may be forced to transfer its shares of Common Stock to a third party for a price that is less
    than the net asset value of such shares of Common Stock.    Please explain
what the    other
    remedies    are. Please also supplementally explain the legal basis for these statements,
    paying particular attention to section 23 of the 1940 Act.



                                                  7
 Page 79     Federal Income Tax Risks

32. In the first paragraph, disclosure states that the Company    will be
subject to corporate-level
    U.S. federal income tax if we are unable to qualify for and maintain our tax treatment as a
    RIC under Subchapter M of the Code or if we make investments through taxable
    subsidiaries.    Please tell us how the subsidiaries will be structured and what kind of
    accounting treatment they will receive.

Page 82     We are an    emerging growth company    under the JOBS Act, and we
cannot be
certain if the reduced disclosure requirement applicable to emerging growth companies will make our Common Stock less attractive to investors.

33. Please update the reference to    total annual gross revenue of at least
$1.7 billion    to    total
    annual gross revenue of at least $1.235 billion.    See Rule 405 of the
Securities Act of 1933.

Page 88     Item 2. Financial Information

34. Disclosure indicates that in the event receipt of a formal commitment of external capital does not occur, all initial organizational and operating costs will be borne by the Adviser. Please explain and disclose whether these initial organizational and operating costs are subject to recapture and if so, the terms of recapture.

Page 89     Critical Accounting Policies

35. Please explain whether all critical accounting estimates have been included in this section.
    For example, please explain whether accounting for organizational and offering expenses are considered critical accounting estimates.

Page 93     Beneficial Ownership Chart

36. Please add the address for each person/entity listed. Please also add a heading indicating the class of securities described (e.g., Common Stock). See Item 4 of Form 10 (cross-referencing
    Item 403 of Regulation S-K).

Page 101     Resource Sharing Agreement

37. Disclosure states that the Adviser has entered into a Resource Sharing Agreement with
    26North. Please add the agreement as an exhibit.

Page 118     Item 13. Financial Statements and Supplementary Data

38. The financial statements are not included in this registration statement. Please file an
    amended Form 10 filing at least 15 days prior to the Form 10   s
effectiveness in order to
    furnish all financial statements and supplementary financial information required by
    Regulation S-X. Audited financial statements, supplemented by interim period financial statements, if required, should be dated within 135 days.

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                                     *   *    *       *     *   *

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-5166 or Christina DiAngelo Fettig at (202) 551-6963.

                                                         Sincerely,
                                                         /s/ Lisa N. Larkin
                                                         Lisa N. Larkin
                                                         Senior Counsel


cc:    Christina DiAngelo Fettig, Staff Accountant
       John Lee, Senior Special Counsel
       Christian Sandoe, Assistant Director




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